EXHIBIT 99.7
Media Release

20 July 2022

Rio Tinto settles all tax disputes with Australian Tax Office

MELBOURNE, Australia--(BUSINESS WIRE)-- Rio Tinto has reached agreement with the Australian Taxation Office (ATO) on all tax matters in dispute.

The agreement resolves the disagreement relating to interest on an isolated borrowing used to pay an intragroup dividend in 2015. It also separately resolves the pricing of certain transactions between Rio Tinto entities based in Australia and the Group’s commercial centre in Singapore from 2010-2021 and provides certainty for a further five-year period.

Rio Tinto has also reached agreement with the Inland Revenue Authority of Singapore (IRAS) in relation to transfer pricing for the same periods.

Reaching agreement with both tax authorities ensures Rio Tinto is not subject to double taxation.

As part of this agreement, Rio Tinto will pay to the ATO additional tax of A$613m for the twelve historical years (2010 to 2021). This is in addition to the A$378m of tax paid in respect of the original amended assessments issued by the ATO. Over this period, Rio Tinto paid nearly A$80bn in tax and royalties in Australia.

Peter Cunningham, Rio Tinto Chief Financial Officer, said “We are glad to have resolved these longstanding disputes and to have gained certainty over future tax outcomes relating to our Singapore marketing arrangements. Rio Tinto remains committed to our commercial activities in Singapore and the valuable role played by our centralised commercial team.”

Additional Information

Rio Tinto was issued amended assessments in respect of iron ore marketing in 2017 (A$447m for the 2010 to 2013 years), for aluminium marketing in 2020 (A$86m for the 2010 to 2016 years) and for the intragroup dividend financing matter in 2021 (A$738m for the 2015 to 2018 years).

The agreements separately reached with the ATO and IRAS cover the transfer pricing related to the marketing of all products between Australia and Singapore, including iron ore and aluminium, for all historical years from 2010 to 2021 and the future period to 2026. The ATO settlement payment includes A$55m of interest and A$22m of penalties.

On 20 March 2020, Rio Tinto lodged requests for dispute resolution between the ATO and IRAS under the double tax treaty between Australia and Singapore (as disclosed in Rio Tinto’s 2020 half-year results). As a result of the agreements reached with both tax authorities, those requests have been withdrawn.

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